

SECU 12062914 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-09614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glickenhaus & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 7th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953 - 7868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Glickenhaus & Steven B. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

ANNA S. MALLOZZI
Notary Public, State of New York
No. 01MA4997426
Qualified in Nassau County
Commission Expires June 8, 2014

Notary Public

Chief Financial Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

GLICKENHAUS & CO.

(a partnership)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

GLICKENHAUS & CO.

Contents





EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying consolidated statement of financial condition of Glickenhaus & Co. (a partnership) (the "Company") as of September 30, 2012. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Glickenhaus & Co. as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Subsequent to year-end, the Company reached an agreement with a third party by which the third party agreed to acquire the Company's investment advisory business. The Company plans to substantially reduce its business activities and concentrate on managing the assets of the Company's partners.

Eisner Amper LLP

New York, New York
November 27, 2012

GLICKENHAUS & CO.
(a partnership)

Consolidated Statement of Financial Condition
September 30, 2012

ASSETS OF GLICKENHAUS & CO.	
Cash	**$ 287,282**
Receivables from brokers, dealers and clearing organizations	**324,434,163**
Securities owned, at fair value (including securities pledged as collateral to third parties of $4,712,000,035)	**4,808,808,383**
Accrued interest receivable	**11,286,979**
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,977,291	**3,214,976**
Other assets	**33,257,627**
	5,181,289,410
ASSETS OF CONSOLIDATED FUNDS	
Securities owned, at fair value	**75,768,594**
Other assets	**7,704,885**
	83,473,479
Total assets	**$ 5,264,762,889**
LIABILITIES OF GLICKENHAUS & CO.	
Payables to brokers, dealers and clearing organizations	**$ 1,672,559**
Securities sold under agreements to repurchase	**1,235,301,934**
Securities sold, not yet purchased, at fair value	**3,600,745,436**
Accrued interest payable	**4,494,095**
Accrued expenses and other liabilities	**1,127,254**
	4,843,341,278
LIABILITIES OF CONSOLIDATED FUNDS	
Accounts payable and accrued expenses	**111,542**
Total liabilities	**4,843,452,820**
PARTNERS' CAPITAL	
Partners' capital attributable to Glickenhaus & Co.	**338,215,558**
Non-controlling interests in Consolidated Funds	**83,094,511**
	421,310,069
Total liabilities and partners' capital	**$ 5,264,762,889**

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION, CONSOLIDATION POLICY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment advisor and securities broker-dealer conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

The accompanying consolidated financial statement includes the accounts of the Company and those investment entities ("Consolidated Funds") which are consolidated into Glickenhaus & Co., notwithstanding the fact that Glickenhaus & Co. may only have a partial economic interest in the Consolidated Funds. Consequently, the Company's consolidated statement of financial condition reflects the assets and liabilities of the Company and the Consolidated Funds on a consolidated basis.

In accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 810, "Consolidation", the Company consolidates those funds in which it is the general partner or managing member and is presumed to have control over the Consolidated Funds. The ownership interests in the Consolidated Funds not owned by the Company are reflected as non-controlling interests in Consolidated Funds in the consolidated statement of financial condition. The consolidation of the Consolidated Funds has no effect on the Company's partners' capital.

The Company has retained the specialized accounting for the Consolidated Funds in accordance with ASC Topic 810-10-25-15, "Retention of Specialized Accounting for Investments in Consolidation." Accordingly, the Company reports the investments of the Consolidated Funds on the consolidated statement of financial condition at their fair value (see Note E).

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at fair value.

Securities loaned are recorded at the amount of cash collateral received.

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under ASC Topic 820, fair value measurements are not adjusted for transaction costs. ASC Topic 820 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE A - ORGANIZATION, CONSOLIDATION POLICY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Level 2 assets and liabilities are valued based on market data available on the last business day of the fiscal year. For the Company's investments in limited partnerships and other funds, which invest in a variety of securities and financial instruments some of which do not have readily available market prices, it is the general partner's policy to consider the valuation provided by the underlying partnership or fund or their administrator, which is based on the computed net asset value of the entity. Each of the limited partnerships and the funds value assets and liabilities in accordance with the terms and conditions of their respective limited partnership or operating agreement. Investments in limited partnerships and other funds which the Company has the ability to redeem within a reasonable period of time after year end, at reputed net asset value, are classified within Level 2 of the fair value hierarchy. The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the terms of the agreements.

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

The fair value of collateral accepted by the Company under reverse repurchase agreements was $3,685,328,080, substantially all of which has been sold or re-pledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC Topic 210, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." At September 30, 2012, prior to the application of ASC Topic 210, the Company's total repurchase agreements and reverse repurchase agreements amounted to $4,920,021,375 and $3,684,719,441, respectively. At September 30, 2012, the Company's assets and liabilities decreased by $3,684,719,441 as a result of the application of ASC Topic 210.

NOTE C - CREDIT FACILITIES

The Company has letters of credit with a financial institution in the amount of $16,073,000, collateralized by a U.S. government obligation with a par value of $10,000,000. The collateral is classified in securities owned on the consolidated statement of financial condition. As of September 30, 2012, no drawings were made against these letters of credit.

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2012

NOTE D - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The clearing and depository operations for the Company's securities transactions are primarily provided by two brokers.

At September 30, 2012, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected on the consolidated statement of financial condition are securities positions with and amounts due from and to these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Company.

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of FINRA. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2012, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables represent the Company's fair value hierarchy for these assets and liabilities measured at fair value on a recurring basis as of September 30, 2012:

Glickenhaus & Co. (in thousands)

	Total	Level 1	Level 2	Level 3
Assets:				
U.S. government obligations	$ 4,712,000		$ 4,712,000**	
Corporate stock	66,143	$ 66,078	65	
Municipal obligations	21,660		21,660	
Options on currency futures	9,005	6,099	2,906	
Interests in investment partnerships	16,648*		16,648*	
	$ 4,825,456	$ 72,177	$ 4,753,279	
Liabilities:				
U.S. government obligations	$ 3,593,677		$ 3,593,677***	
Options on currency futures	7,053	$ 6,961	92	
Municipal obligations	15		15	
	$ 3,600,745	$ 6,961	$ 3,593,784	

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2012

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Investments Owned by Consolidated Funds (in thousands)

	Total	Level 1	Level 2	Level 3
Securities owned, at fair value:				
Corporate stock	$ 75,769	$ 75,769	$ -	$

* Included in other assets on the consolidated statement of financial condition

** Effective October 1, 2011, $4,289,319 of U.S. government obligations were transferred from Level 1 to Level 2 due to lack of observable activity in the market.

*** Effective October 1, 2011, $4,703,198 of U.S. government obligations were transferred from Level 1 to Level 2 due to lack of observable activity in the market.

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2012

NOTE F - SCHEDULE OF INVESTMENTS

The following table presents information about the investments in securities at fair value and financial instruments of the Consolidated Funds as of September 30, 2012. The percentages below are shown based on the Net Assets of the Consolidated Funds.

	Shares/ Principal	Fair Value	Percentage of Net Assets
Investments in equity securities:			
Equity securities - airlines:			
United States:			
Other (cost $431,751)		$ 282,555	0.34%
Investments in equity securities:			
Equity securities - auto manufactures:			
United States:			
Other (cost $682,036)		629,068	0.75%
Equity securities - banks:			
United States:			
Other (cost $2,619,521)		1,368,519	1.63%
Equity securities - building materials:			
United States:			
Other (cost $107,350)		184,608	0.22%
Equity securities - chemicals:			
Canada:			
Other ($231,251)		230,126	0.27%
United States:			
Other (cost $747,059)		1,335,894	1.60%
Equity securities - coal:			
United States:			
Other (cost $720,327)		423,538	0.51%
Equity securities - commercial services:			
United States:			
Other (cost: $135,300)		155,364	0.19%
Equity securities - computers:			
United States:			
Other (cost: $1,072,265)		2,302,695	2.75%
Equity securities - electric:			
United States:			
Other (cost: $314,223)		817,654	0.98%
Equity securities - electrical comp & equip:			
United States:			
Other (cost: $172,508)		96,193	0.11%
Equity securities - healthcare products:			
United States:			
Other (cost $856,100)		946,239	1.13%

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2012

NOTE F - SCHEDULE OF INVESTMENTS (CONTINUED)

	Shares/ Principal	Fair Value	Percentage of Net Assets
Investments in equity securities: (continued)			
Equity securities - insurance:			
Bermuda:			
Other (cost $101,280)		$ 118,728	0.14%
Britain:			
Other (cost $1,391,633)		1,543,705	1.84%
United States:			
Other (cost $5,605,384)		7,597,088	9.07%
Total insurance equity securities (cost $7,098,297)		9,259,521	11.05%
Equity securities - media:			
United States:			
Other (cost $1,653,794)		1,843,496	2.20%
Equity securities - mining:			
Australia:			
Other (cost $914,258)		127,623	0.15%
Britain:			
Other (cost $408,488)		430,495	0.51%
United States:			
Other (cost $752,452)		691,576	0.83%
Total mining equity securities (cost $2,075,198)		1,249,694	1.49%
Equity securities - miscellaneous manufacturing:			
United States:			
Other (cost $200,626)		283,875	0.34%
Equity securities - office/business equipment:			
United States:			
Other (cost $2,264,235)		1,139,902	1.36%
Equity securities - oil & gas:			
Canada:			
Other (cost $1,143,605)		787,693	0.94%
United States:			
Pioneer Natural Resources Co. (cost $2,325,519)	66,400	6,932,160	8.28%
Occidental Petroleum Corporation. (cost $2,878,607)	49,400	4,251,364	5.08%
Other (cost $7,353,148)		8,648,822	10.32%
Total United States (cost $12,557,274)		19,832,346	23.68%
Total oil & gas equity securities (cost $13,700,879)		20,620,039	24.62%
Equity securities - oil & gas services:			
United States:			
Other (cost $59,792)		27,550	0.03%

GLICKENHAUS & CO.
(a partnership)

Notes to Consolidated Statement of Financial Condition
September 30, 2012

NOTE F - SCHEDULE OF INVESTMENTS (CONTINUED)

	Shares/ Principal	Fair Value	Percentage of Net Assets
Investments in equity securities: (continued)			
Equity securities - packaging & containers:			
United States:			
Other (cost $976,666)		$ 2,395,800	2.86%
Equity securities - pharmaceuticals:			
United States:			
Pfizer, Inc. (cost $3,369,422)	187,500	4,659,375	5.57%
Other (cost $166,962)		205,680	0.25%
Total United States (cost $3,536,384)		4,865,055	5.82%
Equity securities - pipelines:			
United States:			
Enterprise Products Partners (cost $2,730,007)	119,800	6,421,280	7.67%
Other (cost $4,451,644)		8,121,014	9.70%
Total United States (cost $7,181,651)		14,542,294	17.37%
Equity securities - reits:			
United States:			
Other (cost $1,603,904)		1,691,421	2.02%
Equity securities - retail:			
United States:			
Other (cost $2,071,906)		2,656,753	3.17%
Equity securities - software:			
United States:			
Other (cost $476,615)		461,280	0.55%
Equity securities - telecommunications:			
United States:			
Other (cost $262,604)		269,575	0.32%
Equity securities - transportation:			
Bermuda:			
Other (cost $83,852)		16,082	0.02%
Greece:			
Other (cost $5,516,236)		4,283,622	5.12%
Hong Kong:			
Other (cost $127,092)		95,501	0.11%
United States:			
Other (cost $1,377,107)		1,294,681	1.55%
Total transportation equity securities (cost $7,104,287)		5,689,886	6.80%
Total equity securities (cost $58,356,529)		$ 75,768,594	90.48%

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2012, the Company had net capital of $184,498,854, which exceeded minimum net capital requirements by $184,248,854.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - RELATED PARTY TRANSACTIONS

Included in other assets are loans to affiliates, which represent entities into which some of the partners are invested. The loans to affiliates were $8,263,581, including accrued interest, as of September 30, 2012, and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates.

The Company has an outstanding loan to a related party in the amount of $2,720,000. The loan matures on February 25, 2018 and carries interest at the applicable federal rate.

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under a lease agreement expiring on December 31, 2014. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year Ending September 30,	
2013	$ 438
2014	438
2015	110
	$ 986

Deferred rent of approximately $181,000 is included in accrued expenses and other liabilities.

The Company has purchased "split-dollar" life insurance policies (the "Plan") for one of the partners. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the policies up to the amount of the premiums it paid.

NOTE J - OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of currency futures and options on currency futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the consolidated statement of financial condition. The Company has a cash deposit of $3,250,000 with the Fixed Income Clearing Corporation included in other assets on the consolidated statement of financial condition.

Counterparty credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Customer transactions are cleared through a clearing broker on a fully-disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of September 30, 2012 were settled subsequent thereto with no material adverse effect on the Company's consolidated statement of financial condition.

The following table (shown in thousands) sets forth the fair value of the Company's derivative financial instruments by major product type on a gross basis as of September 30, 2012:

	Approximate Annual Volume (Contracts)	Fair Value		Consolidated Statement of Financial Condition Location
		Assets	Liabilities	
Currency futures	608		$ 267	Payable to clearing broker
Options on currency futures	2,508	$ 9,005	$ 7,053	Securities owned: Securities sold, not yet purchased

NOTE K - INCOME TAXES

No provision for federal or state income taxes has been made because the Company is a partnership and, therefore, is not subject to federal or state income taxes. The Company's income or loss is reportable by its partners on their respective tax returns. The Company is subject to New York City unincorporated business tax.

Management has reviewed the Company's tax positions for all open years (after Sept 30, 2009) and concluded that no provision for unrecognized tax benefits or expense is required in this consolidated financial statement. For the year ended September 30, 2012, management has determined that there are no material uncertain income tax positions.

The Company is no longer subject to federal, state or local tax examinations by taxing authorities for tax years before 2009 and presently has no open examinations.

NOTE L - SUBSEQUENT EVENTS

Subsequent to year-end, partners of the Company made capital contributions of $130,919 and withdrawals of $1,000,525.

Subsequent to year-end, the Company reached an agreement with a third party by which the third party agreed to acquire the Company's investment advisory business. The Company plans to substantially reduce its business activities and concentrate on managing the assets of the Company's partners.



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Glickenhaus & Co.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2012, which were agreed to by Glickenhaus & Co. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries (the Company's check register) noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;

3. Compared any adjustments reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
November 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009614 FINRA SEP
GLICKENHAUS & CO
ATTN STUART PEYSER
546 5TH AVE 7TH FL
NEW YORK NY 10036-5000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 45,427

   B. Less payment made with SIPC-6 filed (exclude interest) (19,324)

   ______ Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 26,103

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 26,103

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glickenhaus & Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of November, 2012.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 60,798,905
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	700,942
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	700,942
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	365,913
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	14,958,975
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): $1,211,575 Due to application of FAS 167 ~~4,136,651 Due to redemption of life insurance policies~~ (Deductions in excess of $100,000 require documentation)	5,445,128
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 22,558,953	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	43,328,969
2d. SIPC Net Operating Revenues	$ 18,170,878
2e. General Assessment @ .0025	$ 45,427 (to page 1, line 2.A.)